Filed by Basic Energy Services, Inc.
Commission File No. 1-32693
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Grey Wolf, Inc.
Commission File No. 1-08226
Subject Company: Horsepower Holdings, Inc.

NEWS RELEASE

	Contacts:	Alan Krenek, Chief Financial Officer
Basic Energy Services, Inc.
432-620-5510
FOR IMMEDIATE RELEASE
Jack Lascar/Sheila Stuewe
DRG&E / 713-529-6600
BASIC ENERGY SERVICES REPORTS SELECTED
OPERATING DATA FOR APRIL 2008
MIDLAND, Texas — May 6, 2008 — Basic Energy Services, Inc. (NYSE: BAS) (“Basic”) today reported selected operating data for the month of April 2008. During the month, Basic added three newbuild rigs increasing its well servicing rig count to 398 as of April 30, 2008. Rig hours for the month of April 2008 were 74,700 producing a rig utilization rate of 78%, an increase from 71% last month and a decrease from 83% in April 2007.
Drilling rig days for the month of April 2008 were 229 producing a rig utilization of 85%, a decrease from 93% last month and an increase from 81% in the same month in 2007.
Basic increased its fluid service truck fleet by a net of two trucks, bringing its total to 650 trucks as of April 30, 2008.
Ken Huseman, Basic’s President and Chief Executive Officer, stated, “Well servicing hours increased each week in April as longer daylight hours and more favorable weather allowed us to address the strong demand that has been created by historically high oil prices and improving gas prices. We are entering that time of the year when our customers typically pick up the pace of activity throughout our markets and we expect to see increasing levels of activity in each of our segments through the third quarter.”

OPERATING DATA

	Month ended
	April 30,		March 31,
	2008	2007	2008

Number of weekdays in period	22	21	21

Number of well servicing rigs: [1]
Weighted average for period	397	367	394
End of period	398	367	395
Rig hours (000s)	74.7	70.5	65.0
Rig utilization rate [2]	78%	83%	71%

Number of drilling rigs: [1]
Weighted average for period	9	10	9
End of period	9	10	9
Drilling rig days	229	242	260
Drilling utilization	85%	81%	93%

Number of fluid service trucks:
Weighted average for period	649	656	645
End of period	650	655	648

(1)	Includes all rigs owned during periods presented and excludes rigs held for sale.

(2)	Rig utilization rate based on the weighted average number of rigs owned during the periods being reported, a 55-hour work week per rig and the number of weekdays in the periods being presented.
Basic Energy Services provides well site services essential to maintaining production from the oil and gas wells within its operating area. The company employs more than 4,500 employees in more than 100 service points throughout the major oil and gas producing regions in Texas, Louisiana, Oklahoma, New Mexico, Arkansas, Kansas and the Rocky Mountain States.
Additional information on Basic Energy Services is available on the Company’s website at http://basicenergyservices.com.
Forward Looking Statements and Additional Information
     This release includes forward-looking statements and projections made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Basic has made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release, including (i) Basic’s ability to successfully execute, manage and integrate acquisitions, including the merger with Grey Wolf, Inc. (“Grey Wolf”), (ii) changes in demand for services and any related material impact on our pricing and utilizations rates and (iii) changes in our expenses, including labor or fuel costs. Additional important risk factors that could cause actual results to differ materially from expectations are disclosed in Item 1A of Basic’s Form 10-K and Form 10-Q’s filed with the SEC. While Basic makes these statements and projections in good faith, neither Basic nor its management can guarantee that the transactions will be consummated or that anticipated future results will be achieved. Basic assumes no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by Basic, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It
     In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. (“Holdings”), which will include proxy statements of Basic and Grey Wolf and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BASIC, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Basic and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.
Participants in the Solicitation
Basic and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic stock by its directors and certain of its executive officers is included in its Form 10-K/A filed on April 29, 2008 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the mergers will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.
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